Exhibit 99.63

Cybin Inc. Announces Uplisting to OTCQB Venture Market

TORONTO--(BUSINESS WIRE)--March 3, 2021--Cybin Inc. (NEO:CYBN) (OTCQB:CLXPF) ("Cybin" or the "Company"), a biotechnology company focused on progressing psychedelic therapeutics, today announced its successful uplisting from the OTC Pink Sheets to the OTCQB® Venture Market (the "OTCQB"). Cybin will commence trading on the OTCQB with the market open on March 8, 2021, under the symbol "CLXPF".

The OTCQB, operated by OTC Markets Group Inc., is designed for developing and entrepreneurial companies in the United States and abroad. Companies must be current in their financial reporting and undergo an annual verification and management certification process, including meeting a minimum bid price and other financial conditions. With more compliance and quality standards, the OTCQB provides investors improved visibility to enhance trading decisions. The OTCQB is recognized by the United States Securities and Exchange Commission as an established public market providing public information for analysis and value of securities.

"Listing on the OTCQB is another important milestone for Cybin. It affords us greater visibility within the investment community, which should enhance our liquidity and increase our access to institutional and retail investors. This additional capital markets exposure will be valuable, as we continue to support our psychedelic drug development programs to potentially treat mental health disorders, such as Major Depressive Disorder and other therapy-resistant psychiatric disorders," stated Doug Drysdale, CEO of Cybin.

The Company would also like to announce a new strategic brand messaging campaign designed to align its corporate mission amongst the investor community across North America and Europe. The Company will continue to engage investor communications, financial research, and cross platform digital marketing service providers to increase public awareness regarding corporate activities, strategic plans, and the investment opportunity through the dissemination of Company information extrapolated from publicly disclosed investor presentations and press releases.

The Company has engaged CDMG INC. to develop and execute a comprehensive investor relations program and to provide marketing services focusing on North America and Europe.

Cybin will continue to trade on the NEO Exchange under its existing symbol "CYBN."

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding enhanced liquidity, the value of additional capital markets exposure, access to institutional and retail investors, the Company's new strategic brand messaging campaign, and psychedelic drug development programs to potentially treat mental health disorders. There are numerous risks and uncertainties that could cause actual results and Cybin's plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin's performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Contacts

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media Contacts:

John Kanakis

Cybin Inc.

John@cybin.com

Annie Graf

KCSA Strategic Communications agraf@kcsa.com

Faith Pomeroy-Ward

In-Site Communications, Inc.

Faith@insitecony.com